ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

05007823

18 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 04 2005
WASH. D.C. 179

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
MAY 13 2005 E
THOMSON
FINANCIAL

pp K. Callaghan

Andrew Geddes
Corporate Communications

encl

5/13

ventracor

asx announcement

Ventracor Provides CE Mark Trial update

Sydney 18 April 2005: Ventracor Limited (ASX:VCR) today provided an update on the progress of its clinical trial activities aimed at US and European approval of the VentrAssist™ implantable heart assist system.

Ventracor Chief Executive Officer, Colin Sutton PhD said 17 patients have been implanted with the VentrAssist™ – eight as part of the current CE Mark Trial aimed at gathering data to support an application to market and sell the system in Europe.

"Papworth Hospital in the United Kingdom has begun active patient recruitment for implantation. Rikshospitalet in Oslo Norway is also looking for patients with a view to recruiting in the next few weeks.

"We think these two large European centres will almost double the number of potential candidates for the CE Mark Trial and help accelerate trial recruitment.

"With our growing experience in Europe, we now expect to complete enrolment in the CE Mark Trial by the end of the current calendar year," Dr Sutton said.

He added the US trial of the VentrAssist™ was on schedule and the company had received very strong interest from several US clinical study sites.

"We have selected five of the most experienced centres to participate in our feasibility study this year. Clinical trials materials have been delivered to these centres and implant training for the first centre will occur in early May with other centres following soon after," he said.

He added Chief Medical Investigator Professor Don Esmore recently presented a summary of results from the earlier Pilot Trial at the 25th anniversary meeting of the International Society of Heart & Lung Transplantation (ISHLT) in Philadelphia, USA.

"ISHLT was an excellent opportunity to present the VentrAssist system to the audience of 2000 physicians, cardiologists and surgeons from around the world," Dr Sutton said.

Professor Esmore said the VentrAssist™ had demonstrated "excellent single centre survival outcomes in comparing VentrAssist™ to commercial first generation devices".

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086